EXHIBIT 15.2

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RICHARD CORRIGAN – DIRECTOR

Mr. Corrigan was a director of the Overseas Private Investment Corporation located in Washington, D.C., and was responsible for portfolio management and special assets. In that capacity, he engaged in international project finance, managed risk and portfolio management functions of a $13 Billion portfolio with responsibility for overall credit quality and reserves, and responsible for managing loan portfolio on a day-to-day basis, including direct exposure and loan guarantee programs. Mr. Corrigan organized and developed an internal controls function for that U.S. governmental agency to comply with government standards for financing organizations, and initiated a credit audit process to monitor third-party lenders under loan-guarantee program. He also was appointed as senior credit professional for Task Forces, created to increase penetration of middle market companies expanding overseas and to explore opportunities for OPIC in financing or insuring housing and mortgage finance in developing markets. Mr. Corrigan's many experiences with Federal Deposit Insurance Corporation, Atlanta, Georgia, included being an Asset Specialist assigned to the Resolution Trust Corporation. In such capacity, he was responsible for selling numerous companies acquired by the RTC, including an Auto Leasing Company in Puerto Rico, Life Insurance and Casualty Insurance Companies in Florida, a Mortgage Service Operation and several portfolios of over $350 million in consumer loans. Mr. Corrigan also managed and successfully concluded the affairs of 60 active-operating subsidiaries of failed savings and loan associations, including companies active in trust management, securities sales, mortgage servicing, insurance, real estate, and consumer loans. He received Special Achievement Award for activities in Subsidiary Management. Mr. Corrigan earned a Bachelor of Arts in History at Manhattan College, Bronx, N.Y., serving on the Dean's List. He was a candidate, Master of Arts in Government, at the University of Maryland, College Park and a candidate, MBA in Finance, at Pace University, New York, N.Y.

PATRICIA J. BRAYNON – DIRECTOR

Mrs. Braynon was the executive director of the Miami-Dade Housing Finance Authority. She was responsible for the overall administration of the authority's bond issuance activities and management of a $1.5 billion loan portfolio, and was responsible for staff supervision, budget preparation, fiscal management, and implementing policy directives. Under Ms. Braynon's guidance, the authority created a Deep Subsidy Program that pools sources of financing and blends interest rates to reduce overall costs for borrowers. Until the recent hire of its own chief executive, Ms. Braynon acted as CEO of the Miami-Dade Affordable Housing Foundation, Inc., where she continues to serve on the Board of Directors. For two years, in 1996 to 1997, Mrs. Braynon served as one of five assistant county managers with the Miami-Dade County Municipal Government, which employs over 36,000 people. Her areas of responsibility included the management and oversight of 11 departments of approximately 3,300 employees with combined budgets in excess of $200 million. In addition, she has over 30 years' experience in private and public sector housing finance and mortgage lending. In retirement, Ms. Braynon maintains her commitment to the community as she serves as the chairperson of the Black Archives and Historic Lyric Theater in Miami, FL. Ms. Braynon earned a Bachelor of Science in Business Administration from Tuskegee University, Tuskegee, AL.

ROBERTO CURBELO JR. – DIRECTOR

In 1985, Roberto Curbelo Jr. started his professional construction management career working for one of the largest construction management companies in the U.S., Morse Diesel International Inc., which was later acquired in 2000 by AMEC Construction Management Inc., a $1 billion UK company. Mr. Curbelo has over 30 years of real estate development and construction management experience in the South Florida market, having worked for preeminent real estate developers such as the Codina Group, aka Codina Bush Klein, the DACRA Companies, BHI LLC, a subsidiary of Breakstone Homes Inc., and a construction company, OHL/Tower Group. During his career, Mr. Curbelo managed the construction of the Dolphin Mall site, the Miami Children's Museum, CAC Medical Office Building, Midtown Garage & Retail Block, and Telephonica USA, just to name a few noteworthy projects in Miami Dade County. Mr. Curbelo has built projects in all construction sectors, i.e. restaurants, industrial (warehouses), infrastructure, office, commercial interiors, residential, commercial renovation, historic remodeling, retail, and hospitality. He was Vice President of Design and Construction and the licensed qualifier for Cohen Brothers Construction Company from 2008 to 2013, where he managed $20 million of interior remodeling in an operating high end show room and office environment.

Mr. Curbelo holds a Bachelor's of Science Degree in Civil Engineering, a Bachelor's of Science Degree in Architectural Engineering from the University of Miami, and a Master's in Business Administration (MBA) from the University of Florida. He is a State of Florida certified general contractor from 1986 and a Florida Real Estate Broker from 1987.

Presently, Mr. Curbelo is working as Senior Project Manager of Design/Construction for Flagler Real Estate Development Inc., a subsidiary of Florida East Coast Industries, wholly owned by Fortress Investment Group, developing Class A warehouse facilities in a corporate park setting.

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The following Officer bio will be added to the website on 7/25/2017:

NEWALL J. DAUGHTREY - CHIEF FINANCIAL OFFICER

Mr. Daughtrey is currently the chairman of a consulting firm (Newall J. Daughtrey & Associates) offering services in business/economic development and municipal management. As City Manager of Belle Glade, Florida Mr. Daughtrey was instrumental in updating the City’s ordinances and getting the City Commission to approve the first rate increase for the water and sewer enterprise since 1999. As City Manager of Opa-Locka from 2000-2002, 1994-1995 and 1979-1982, his responsibilities included supervision of the following departments: Police, Finance, Parks and Recreation, Library, Water and Sewer, Public Works, Sanitation, Building Licenses and Code Enforcement. Managing 175 employees with a budget of $23 Million, Mr. Daughtrey was successful in securing a $2.1 Million grant from the State of Florida to develop a storm-water utility master plan, a $10 million grant from FEMA and the State of Florida to clean out the City’s canals and getting the City Commission to approve $40 Million in a Special Assessment for capital improvements for the City. For 10 years Mr. Daughtrey served as President and Executive Director of The Business Assistance Center founded to create and expand Black-owned business. His efforts created a business incubator for 71 firms, loaned and invested over $11 million to 124 Black owned firms, and upon becoming a 301(d) licensee, was approved to issue $5 million in capital stock (Class A) and up to $20 million in Subordinated Stock (Class B). Over the last 30 years Mr. Daughtrey’s experience in City governing has led to community redevelopment and revitalization projects to include the creation of the Business Assistance Center , a Black owned bank (People National Bank), a black controlled credit union and a Job Assistance Project creating over 36,000 jobs in non-subsidized jobs over a five-year period. Professional Affiliations include Vice-President Miami-Dade County and City Manager Association, member of the Florida City and County Manager Association, the International city Manager Association, the American Society for Public Administration, Greater Miami Chamber of Commerce, and former Vice-Chairman, Board of Trustees Miami-Dade Community College and Board of Governors of Greater Miami Chamber of Commerce.

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